EXHIBIT 99.1

For more information please contact:
Pasquale (Pat) Di Lillo
Vice President, Chief Financial Officer
(514) 397-2592

Birks Group Announces Appointment of Vice President and Chief Omni-Channel Sales and Marketing Officer

Montreal, Quebec, November 6, 2019 – Birks Group Inc. (“Birks Group” or the “Company”) is pleased to announce that Ms. Lanita Layton has been appointed Vice President and Chief Omni-Channel Sales and Marketing Officer, effective October 8, 2019.

Ms. Layton has over 20 years of experience in luxury brand management. She was recently the Managing Director of Hugo Boss, Canada where she was responsible for Hugo Boss’ Canadian retail and wholesale operations, marketing, visual merchandising, store and shop location and leasing as well as the distribution centre and logistics. Ms. Layton had been with Hugo Boss since 2011 and prior thereto, she was at Holt Renfrew & Co from 2001 to 2011 in various positions, including Vice President, Strategic Initiatives and Vice President & General Manager, Menswear, Gift and Gourmet. Prior to Holt Renfrew, Ms. Layton worked at Les Ailes de la Mode in Montreal for 6 years.

In making the announcement, Mr. Jean-Christophe Bédos, said: “I am very pleased to welcome Lanita Layton to Birks Group. Her experience and knowledge in the retail industry as well as her expertise in luxury brand management will be valuable assets for Birks Group as we continue the development of the Birks product brand and the transformation of our stores network in Canada.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 26 stores under the Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program and (iv) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.